Exhibit 99.1

Cellectis Announces Presentation at the Cowen and Company 36th Annual Health Care Conference in Boston, March 7-9, 2016

NEW YORK--(BUSINESS WIRE)--March 7, 2016--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced that it will be presenting at the Cowen and Company 36th Annual Health Care Conference.

The Cellectis presentation will take place on Wednesday, March 9, 2016, from 09:20-09:50 AM US Eastern Time in the Provincetown room, 4th Floor, followed by a breakout session from 10:00-10:30 AM US Eastern Time in the Nantucket room, 4th Floor, at the The Boston Marriott Copley Place Hotel, 110 Huntington Ave, Boston, MA.

A live webcast will be available at http://wsw.com/webcast/cowen30/clls

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Global Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Cellectis
Jennifer Moore, 917-580-1088
VP Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com